UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

FORM 11-K

[X] ANNUAL REPORT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended: December 31, 2023

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____ to ____

Commission File Number: 1-12709

TOMPKINS RETIREMENT SAVINGS PLAN

(Full title of Plan)

TOMPKINS FINANCIAL CORPORATION
(Name of issuer of the securities held pursuant to the Plan)

118 E. Seneca Street, P.O. Box 460,
Ithaca, New York 14851
(607) 273-3210
(Address of principal executive offices)

CONTENTS

AUDITED FINANCIAL STATEMENTS	PAGE

Report of Independent Registered Public Accounting Firm	3-4

Statements of Net Assets Available for Benefits	5

Statements of Changes in Net Assets Available for Benefits	6

Notes to Financial Statements	7-13

SUPPLEMENTAL SCHEDULE

Form 5500 - Schedule H - Part IV:

Item 4i - Schedule of Assets Held for Investment Purposes at End of Year - December 31, 2023	15-16

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Participants
Tompkins Retirement Savings Plan
Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Tompkins Retirement Savings Plan (the “Plan”) as of December 31, 2023 and 2022, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule of Assets Held for Investment Purposes at End of Year – December 31, 2023 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2006.

Elmira, New York
June 25, 2024

TOMPKINS RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2023	2022
ASSETS
Investments, at fair value:
Tompkins Financial Corporation common stock	$9,280,852	$12,936,303
Collective investment trusts	5,546,780	5,018,013
Mutual funds	185,042,170	161,737,827
TOTAL INVESTMENTS	199,869,802	179,692,143

Receivables:
Notes receivable from participants	2,612,614	2,661,699
Participant contributions	234,676	230,809
Employer contributions	4,369,081	4,273,069
TOTAL RECEIVABLES	7,216,371	7,165,577

NET ASSETS AVAILABLE
FOR BENEFITS	$207,086,173	$186,857,720

The accompanying notes are an integral part of the financial statements.

TOMPKINS RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2023	2022
ADDITIONS
Additions to net assets attributed to:
Investment income:
Interest and dividends	$4,146,899	$3,391,062
Net appreciation in fair value of investments	19,563,734	—
	23,710,633	3,391,062

Interest income on notes receivable from participants	148,543	130,246

Contributions:
Employer	7,458,450	7,263,678
Participant	8,119,597	7,375,777
Rollover	1,642,912	2,196,335
	17,220,959	16,835,790
TOTAL ADDITIONS	41,080,135	20,357,098
DEDUCTIONS
Deductions from net assets attributed to:
Net depreciation in fair value of investments	—	33,822,707
Benefits paid to participants	20,827,518	18,839,718
Administrative expenses	173,253	170,613
TOTAL DEDUCTIONS	21,000,771	52,833,038

NET INCREASE (DECREASE)	20,079,364	(32,475,940)
Net assets available for benefits
at beginning of year	186,857,720	219,202,851

Transfer from Tompkins Financial Corporation
Employee Stock Ownership Plan	149,089	130,809
NET ASSETS AVAILABLE FOR BENEFITS
AT END OF YEAR	$207,086,173	$186,857,720

The accompanying notes are an integral part of the financial statements.

TOMPKINS RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

NOTE A: DESCRIPTION OF PLAN

The following description of the Tompkins Retirement Savings Plan formerly known as Tompkins Financial Corporation Investment and Stock Ownership Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan covering eligible employees who have met certain age and service requirements. The Plan is administered by the Qualified Plans Investment Review Committee ("QPIRC") and the Compensation Committee appointed by Tompkins Financial Corporation’s Board of Directors, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). All investments of the Plan are participant directed.

Principal Trust Company (Principal) is the trustee and custodian of the Plan. Principal Life Insurance Company is the recordkeeper for the Plan.

Eligibility
All employees are eligible to begin voluntary contributions and receive matching contributions on the first day of the month immediately following or coinciding with attaining the age of twenty-one. Employees are eligible for discretionary contributions on the first day of the month immediately following or coinciding with completing one year of credited service and attaining the age of twenty-one. To receive certain discretionary contributions, employees must have also been participants of the Tompkins Financial Corporation Retirement Plan as of December 31, 2009, and remain employed from January 1, 2010 through July 31, 2015 or hired prior to July 1, 2023. Leased employees, employees covered under a collective bargaining agreement and “On Call” employees are not eligible to participate.

Vesting
A participant is immediately vested in all elective contributions and earnings thereon. A participant is 100% vested in the matching and discretionary contributions after three years of service.

Contributions
Participants may contribute their entire eligible compensation, as defined, subject to certain Internal Revenue Service limitations. Participants who have attained age 50 before end of year are eligible to make catch-up contributions. Participants may also contribute amounts representing rollover distributions from other qualified defined benefit or defined contribution plans. The Plan includes an auto-enrollment provision whereby all new eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 3% of eligible compensation and their contributions invested in a designated balanced fund until changed by the participant. The pre-tax contribution of an employee who is contributing less than 10% of eligible compensation, will automatically increase annually by 1% increments up to a maximum of 10% of eligible compensation, provided the employee has not elected to

TOMPKINS RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022
NOTE A: DESCRIPTION OF PLAN, Cont’d

Contributions, Cont’d
opt-out of the automatic increase feature. The Plan sponsor matching contributions are equal to 100% of the first 3% of elective deferral and 50% of the next 2% of elective deferral. Effective December 1, 2021 the employer match is discretionary.

The Plan sponsor contributes discretionary amounts, which range from 3% to 7% of eligible compensation for nine separate employee classifications based on age and years of service. Eligible employees will also receive an increase to their nonelective contribution based on a factor determined by age and years of service as of August 1, 2015.

Notes receivable from participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000, but no more than 50% of the participant’s vested account balance. The loans are secured by the balance of the participant’s account and bear interest at the bank prime rate plus 1% as declared quarterly. Principal and interest is paid through payroll deductions over a term of one to five years, except loans used to purchase a participant’s principal residence which may exceed five years.

Diversification and transfers
Under the Tompkins Financial Corporation Employee Stock Ownership Plan document, participants meeting certain age and service requirements may elect to diversify the eligible portion of the Company stock held in their account. The funds elected to be diversified are transferred to the Plan and invested into funds as chosen by the participant. During 2023 and 2022, participants transferred $149,089 and $130,809, respectively.

Participants’ accounts
Each participant’s account is credited with the participant’s contributions and Company matching and nonelective contributions as well as allocations of the Company’s discretionary contributions and plan earnings. Allocations of company contributions are based upon the participant’s compensation and the allocations of Plan earnings are based upon participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

TOMPKINS RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022
NOTE A: DESCRIPTION OF PLAN, Cont’d

Payment of benefits
The Plan provides for normal retirement benefits upon reaching the age of 65 and has provisions for early retirement, disability, death, hardship, in-service and termination benefits for those participants who are eligible to receive such benefits. A participant may receive the value of the vested interest in his or her account as a lump-sum distribution or in installments.

Forfeited accounts
Forfeitures of terminated participants’ non-vested accounts are used to reduce employer contributions or to pay Plan expenses. There were no forfeitures used to reduce administrative expenses in 2023. Forfeitures used to reduce employer contributions were approximately $124,000 and $211,000 in 2023 and 2022, respectively. Forfeited non-vested accounts to be utilized in future years as of December 31, 2023 amounted to $134,000.

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Investment valuation and income recognition
The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividends are recorded on the ex-dividend date. Net depreciation or appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year, in addition to capital gain distributions.

Notes receivable from participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document.

Administrative expenses
The Plan’s expenses are paid either by the Plan, participants, or the Company, as provided by the Plan document. Expenses that are paid directly by the Company are excluded from these financial statements. Certain expenses incurred in connection with the general administration of the Plan that are paid by the Plan are recorded as deductions in the accompanying statements of changes in net assets available for benefits. In addition, certain investment related expenses are included in net appreciation or depreciation of fair value of investments presented in the accompanying statements of changes in net assets available for benefits.

TOMPKINS RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022
NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Cont’d

Use of estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

Payment of benefits
Benefits are recorded when paid.

Subsequent events
The Plan has evaluated subsequent events and determined no subsequent events have occurred requiring adjustments to the financial statements or disclosures.

NOTE C: FAIR VALUE MEASUREMENTS

Accounting principles generally accepted in the United States of America provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1    -    Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2    -    Inputs to the valuation methodology include:

•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in inactive markets;
•Inputs other than quoted prices that are observable for the asset or liability;
•Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3    -    Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2023 and 2022.

TOMPKINS RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022
NOTE C: FAIR VALUE MEASUREMENTS, Cont’d

Tompkins Financial Corporation common stock
Tompkins Financial Corporation common stock is valued at the closing price as listed on the New York Stock Exchange.

Mutual funds
Valued at the Net Asset Value ("NAV") provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market.

Collective investment trusts
Valued at NAV based on the underlying assets of the trust. The NAV is used as a practical expedient to estimate fair value and is obtained from information provided by the investment advisor using the audited financial statements of the collective investment trusts at year end.

The preceding methods as described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

TOMPKINS RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022
NOTE C: FAIR VALUE MEASUREMENTS, Cont’d

The following table sets forth by Level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2023 and 2022:

	Level 1	Total
December 31, 2023
Tompkins Financial Corporation common stock	$9,280,852	$9,280,852
Collective investment trusts at NAV(1)	—	5,546,780
Mutual funds	185,042,170	185,042,170
Total investments, at fair value	$194,323,022	$199,869,802

December 31, 2022
Tompkins Financial Corporation common stock	$12,936,303	$12,936,303
Collective investment trusts at NAV(1)	—	5,018,013
Mutual funds	161,737,827	161,737,827
Total investments, at fair value	$174,674,130	$179,692,143

(1)Certain investments that are measured at fair value using the net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

NOTE D: TAX STATUS

The Internal Revenue Service has determined and informed the Plan sponsor by a letter dated June 30, 2020, that the non-standardized prototype plan under which the Plan was adopted is designed in accordance with the applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. The Plan administrator and the Plan’s legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2023 and 2022, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE E: PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants have a fully vested interest in their accounts and their accounts will be paid to them as provided by the Plan document.

TOMPKINS RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022
NOTE F: TRANSACTIONS WITH PARTIES-IN-INTEREST

Certain Plan investments are managed by Principal, and related entities and, therefore, transactions involving these investments qualify as party-in-interest transactions. Notes receivable from participants also qualify as party-in-interest transactions as defined by ERISA.

The Plan invests in Tompkins Financial Corporation common stock which represents approximately 4% and 7% of net assets available for benefits at December 31, 2023 and 2022, respectively.

NOTE G: RISKS AND UNCERTAINTIES

The Plan invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Market risks include global events which could impact the value of investment securities, such as a pandemic or international conflict. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the accompanying statements of net assets available for benefits.

NOTE H: SUBSEQUENT EVENTS

The Plan was amended subsequent to year-end beginning January 1, 2024 in which changes included a 100% match on elective deferrals up to 2% as well as an additional contribution equal to 2% of eligible compensation.

TOMPKINS RETIREMENT SAVINGS PLAN

SUPPLEMENTAL SCHEDULE

TOMPKINS RETIREMENT SAVINGS PLAN
EIN: 15-0470650
PLAN #: 002

FORM 5500 - SCHEDULE H - PART IV

ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AT END OF YEAR - DECEMBER 31, 2023

(a)	(b)	(c)	(e)
Party in interest	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Current Value
	Great Gray Trust Company	451,441.1768 units Stable Value R1	$4,858,455
	BlackRock Advisors, LLC	69,246.7650 units iShs US Agg Bond Index K	630,146
	JP Morgan Investment Mgmt Inc.	184,648.4930 units Core Bond R6	1,903,726
	Capital Research and Mgmt Co	182,764.8270 units Target Date Retirement 2010 R6	2,070,725
	Capital Research and Mgmt Co	405,848.3020 units Target Date Retirement 2015 R6	4,837,712
	Capital Research and Mgmt Co	923,098.9860 units Target Date Retirement 2020 R6	12,027,979
	Capital Research and Mgmt Co	1,690,010.2770 units Target Date Retirement 2025 R6	24,758,650
	Capital Research and Mgmt Co	2,175,392.9850 units Target Date Retirement 2030 R6	35,284,874
	Capital Research and Mgmt Co	1,547,488.8900 units Target Date Retirement 2035 R6	27,313,179
	Capital Research and Mgmt Co	912,664.6400 units Target Date Retirement 2040 R6	16,957,308
	Capital Research and Mgmt Co	791,928.5720 units Target Date Retirement 2045 R6	15,102,078
	Capital Research and Mgmt Co	458,629.5050 units Target Date Retirement 2050 R6	8,599,303
	Capital Research and Mgmt Co	198,019.8460 units Target Date Retirement 2055 R6	4,683,169
	Capital Research and Mgmt Co	94,864.3370 units Target Date Retirement 2060 R6	1,519,726
	Capital Research and Mgmt Co	53,362.1830 units Target Date Retirement 2065 R6	829,248
	BlackRock Advisors, LLC	301,822.6320 units iShs Russ 1000 Lg- Cp Idx K	9,220,682

(CONTINUED)

TOMPKINS RETIREMENT SAVINGS PLAN
EIN: 15-0470650
PLAN #: 002

FORM 5500 - SCHEDULE H - PART IV

ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AT END OF YEAR - DECEMBER 31, 2023, Cont’d

(a)	(b)	(c)	(e)
Party in interest	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Current Value
	JP Morgan Investment Mgmt Inc.	198,683.7880 units JP Morgan Equity Income R6	$4,565,754
	Polen Capital Management	85,901.9150 units Polen Growth Instl	3,641,383
	BlackRock Advisors, LLC	203,721.4410 units iShs Russ Md- Cp Index	2,788,947
	BlackRock Advisors, LLC	111,169.1910 units iShs Russ 2000 SC Index K	2,554,669
	Harbor Capital Advisors	22,557.3900 units Harbor Sm Cap Value Ret	870,039
	John Hancock Advisors, LLC	54,066.3450 units John Hancock Disc ValMC R6	1,479,256
	Great Gray Trust Company	50,206.0764 units Mid Cap Growth R1	688,325
	Ballie Gifford	37,882.0280 units Ballie Gifford Emg Mkt Eq K	709,152
	BlackRock Advisors, LLC	112,535.9530 units iShs MSCI Tot Intl Idx K	1,112,981
	Morgan Stanley Inv. Mgmt.	70,350.6770 units Morgan Stanley Inst Int Adv I	1,581,484
*	Tompkins Financial Corporation	154,090.2259 units Tompkins Financial Corporation Common Stock	9,280,852
			199,869,802

*	Participant loans	3.25% - 9.50% maturing 2024 through 2043	2,612,614
			$202,482,416

Note:        Certain cost information in column (d) is not required to be disclosed as investments are participant directed under an individual account plan.

* Denotes party in interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TOMPKINS RETIREMENT SAVINGS PLAN

Administrator: TOMPKINS COMMUNITY BANK

Date: June 25, 2024             By: /s/ Matthew D. Tomazin
    Matthew D. Tomazin
    Executive Vice President,
    Chief Financial Officer, and Treasurer

Exhibit Number	Description	Page

23.1	Consent of Mengel, Metzger, Barr & Co. LLP